Exhibit 77(O)

Transactions effected pursuant to Rule 10f-3

Fund Name	Issuer	Date of Purchase	Broker / Dealer From Whom Purchased	Affiliated/Principal Underwriter of Syndicate
ING Blackrock Inflation Protected Bond Portfolio	Lehman Brothers Holdings Inc.	1/15/2008	Lehman Brothers Inc.	ING Financial Markets LLC
ING Evergreen Omega Portfolio	Visa Inc.	3/18/2008	JP Morgan	Wachovia Securities
ING Van Kampen Real Estate Portfolio	Senior Housing Properties Trust	6/3/2008	UBS Investment Bank	Morgan Stanley
ING Goldman Sachs Commodities Portfolio	Walgreens 4.875% Notes due 2013	7/14/2008	JPMorgan	Goldman Sachs & Co.
ING Goldman Sachs Commodities Portfolio	E.I. du Pont de Nemours 5% Notes due 2013	7/23/2008	Credit Suisse First Boston	Goldman Sachs & Co.
ING JPMorgan Value Opportunities Portfolio	XL Capital LTD - Class A, XL	7/30/2008	Goldman Sachs & Co	JPMorgan
ING Goldman Sachs Commodities Portfolio	General Mills 5.25% Notes due 2013	7/31/2008	Bank of Securities LLC	Goldman Sachs & Co.